UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cyren Ltd.

(Name of Subject Company)

Cyren Ltd.

(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

Eric Spindel

Vice President, General Counsel and Corporate Secretary

Cyren Ltd.

1 Sapir Road

5th Floor, Beit Ampa

P.O. Box 4014

Herzliya 46140, Israel

+972-9-863-6899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joey T. Shabot, Esq. Greenberg Traurig, LLP 1 Azrieli Center 132 Menachem Begin Road Tel Aviv, Israel +972-3-636-6005	Adv. David Schapiro Yigal Arnon & Co. 1 Azrieli Center 132 Menachem Begin Road Tel Aviv, Israel +972-3-608-7856

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Cyren Ltd., an Israeli company (the “Company”). The Company’s principal executive offices are located at 1 Sapir Rd., 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya, 46140 Israel. Its telephone number in Israel is +972-9-863-6899. The Company’s authorized agent in the United States of America (the “U.S.”) is its subsidiary, Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, Virginia 22102.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s ordinary shares, par value NIS 0.15 per share (the “Cyren Shares”). As of October 31, 2017, as adjusted to include the 10,595,521 Cyren shares issued to WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“WP XII BV”) upon consummation of the transaction (the “Private Transaction”) contemplated by the Purchase Agreement (defined below), there was a total of 49,838,418 Cyren Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is http://www.cyren.com. The information on the Company’s website should not be considered part of this Statement.

This Statement relates to the offer by WP XII BV, which is a wholly owned subsidiary of WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”), to purchase 31,265,358 Cyren Shares, at a price of $2.50 per share (the “Offer Price”), net to the seller (subject to withholding taxes, as applicable), in cash, without interest. The offer is subject to the terms and conditions set forth in the offer to purchase dated November 20, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), and the other related documents delivered to shareholders of the Company pursuant to the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by WP XII BV with the Securities and Exchange Commission (the “SEC”) on November 20, 2017. The Offer to Purchase is filed thereto as Exhibit (a)(1)(A). The Schedule TO states that WP XII BV’s principal executive offices are located at Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.

According to the Offer to Purchase, as of November 6, 2017, WP XII BV beneficially owned 10,595,521 Cyren Shares, representing approximately 21.3% of the issued and outstanding Cyren Shares. Following the successful consummation of the Offer, if 31,265,358 or more Cyren Shares are validly tendered and not properly withdrawn in the Offer before the completion of the Initial Offer Period, WP XII BV will own 41,860,879 Cyren Shares, representing approximately 79% of the issued and outstanding Cyren Shares and of the voting power of Cyren as of October 31, 2017, as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued to WP XII BV in the Private Transaction and 3,405,405 Cyren Shares issuable upon conversion of Cyren’s convertible notes, representing approximately 75% of the issued and outstanding Cyren Shares and of the voting power of Cyren as of October 31, 2017 on a partially diluted basis, as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued in connection with the Private Transaction, the exercise of outstanding “in-the-money” options and the issuance of 3,405,405 Cyren Shares issuable upon conversion of Cyren’s convertible notes and representing approximately 68% of the issued and outstanding Cyren Shares and of the voting power of Cyren (as of October 31, 2017, as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued to WP XII BV in the Private Transaction, 3,405,405 Cyren Shares issuable upon conversion of Cyren’s convertible notes, 6,650,042 Cyren Shares issuable upon exercise of outstanding stock options and 1,670,128 Cyren Shares issuable upon exercise of outstanding warrants as of October 31, 2017.

It is a condition to the Offer that (a) Cyren Shares representing at least 5.0% of the issued and outstanding Cyren Shares and voting power of the Company on the Initial Completion Date (as such term is defined in the Offer to Purchase; 2,491,921 Cyren Shares as of October 31, 2017 as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued to WP XII BV in the Private Transaction) are validly tendered and not properly withdrawn prior to the completion of the Initial Offer Period and that (b) at the completion of the Initial Offer Period (as such term is defined in the Offer to Purchase), the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection; provided, however, that Cyren Shares tendered by WP XII BV, the controlling shareholder in WP XII BV or any shareholder that has personal interest in the acceptance of the Offer (or anyone acting on their behalf including their relatives or persons or entities under their control) shall not be considered for purposes determining whether the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection. However, in any event, under Israeli law, WP XII BV’s aggregate percentage ownership of the issued and outstanding Cyren Shares cannot exceed 90.0% of the issued and outstanding share capital of the Company, as this would have required it to make a tender offer for 100% of the Cyren Shares.

If more than 31,265,358 Cyren Shares are validly tendered and not properly withdrawn, WP XII BV will purchase 31,265,358 shares on a pro rata basis from all shareholders who have validly tendered their shares in the Initial Offer Period and the Additional Offer Period and have not properly withdrawn their shares before the completion of the Initial Offer Period. The number of shares that WP XII BV will purchase from each tendering shareholder will be based on the total number of shares validly tendered by all shareholders in the Initial Offer Period and the Additional Offer Period and not properly withdrawn before the Withdrawal Deadline.

The Offer is for Cyren Shares only and no warrants, options, or convertible notes may be tendered in the Offer. To the extent that a holder of a warrant, an option or a convertible note desires to participate in the Offer, it must first exercise his, her or its warrant or option or convert his, her or its warrant, option or note into Cyren Shares and then tender the Cyren Shares in the Offer.

In the event the Offer results in a change of control of the Company (i.e., following the consummation of the offer WP XII BV will hold Cyren Shares that, together with the 10,595,521 Cyren Shares currently held by it represent more than 50% of the issued and outstanding share capital of the Company or the right to appoint or elect at least 50% of the directors of the Company), all convertible notes will be converted into Cyren Shares immediately prior to the consummation of the Offer. In such an event, the holders of convertible notes will not have sufficient time to tender their Cyren Shares in the Offer and they will continue to hold the Cyren Shares issued upon conversion of their convertible notes without being able to tender them in the Offer. Therefore, a holder of a convertible note who wishes to participate in the Offer and tender the Cyren Shares issued to him, her or it upon conversion of the note must proactively convert the note.

For further information see the Offer to Purchase under the headings “Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer – Options or Warrants” and “Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer – Convertible Notes.”

This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase and other related materials.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the Company’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between, (i) the Company or any of its affiliates, on the one hand, and (ii) (a) any of its executive officers, directors or affiliates, or (b) WP XII BV, Warburg Pincus or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates

Certain information regarding compensation paid by the Company to its executive officers and directors; share ownership of the Company’s executive officers and directors; and other related party transactions is included in the following sections of the Company’s Form 20-F filed with the SEC on April 27, 2017 (the “Form 20-F”), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: Item 6.B.: Compensation — Compensation of Directors and Executive Officers; Item 6.C.: Board Practices— Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability; Item 6.E.: Share Ownership; Item 7.A.: Major Shareholders and Related Party Transactions — Major shareholders; and Item 7.B.: Major Shareholders and Related Party Transactions — Related party transactions.

The executive officers and directors of the Company, and their respective affiliates, may be deemed to have interests in the Offer that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them in light of the requirements of Israeli law which require that at the completion of the Initial Offer Period (a) Cyren Shares representing at least 5.0% of the issued and outstanding Cyren Shares and voting power of the Company on the Initial Completion Date are validly tendered and not properly withdrawn, (b) that the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection, and (c) that Cyren Shares tendered by any shareholder that has personal interest in the acceptance of the Offer (or anyone acting on its behalf including its relatives or persons or entities under its control) shall not be considered for purposes of determining whether the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection, among other matters, in reaching its decision to recommend that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer. These interests include:

•	as discussed in the table below, the accelerated vesting in respect of outstanding Company equity awards held by officers, directors and employees pursuant to the Cyren, Ltd. 2016 Equity Incentive Plan, the 2016 Non-Employee Director Equity Incentive Plan, the Cyren Ltd. 2006 U.S. Stock Option Plan, the Amended and Restated Cyren Ltd. 1999 Non-Employee Stock Option Plan, as extended and the Cyren Ltd. Amended and Restated Israeli Share Option Plan (together, the “Plans”) if the purchase of Cyren Shares in the Private Transaction and pursuant to the Offer constitute a “change of control” under the Plans; and

•	the entitlement to indemnification benefits in favor of the Company’s directors and executive officers.

The table below sets forth the number of Company stock options and restricted stock units (“RSUs”) held by each of the Company’s directors and executive officers as of November 16, 2017 whose options and RSUs will be accelerated if the purchase of Cyren Shares in the Offer results in a “change of control” under the Plans, as well as the aggregate number of RSUs, the Shares subject to such Company stock options and the exercise prices of such stock options.

Name of Director or Executive Officer	Number of Shares Subject to Vested Company Stock Options	Number of Shares Subject to Unvested Company Stock Options	Weighted Average Exercise Prices for Unvested Company Stock Options	Number of Shares Subject to In-the-Money Unvested Company Stock Options(1)	Number of Vested RSUs	Number of Unvested RSUs
John Becker	6,250	43,750	$2.00	43,750
David Earhart	77,082	6,252	$1.74	5,210	2,500	17,500
James Hamilton	93,749	6,252	$1.74	5,210	2,500	17,500
Hila Karah	66,663	16,672	$1.55	15,630		10,000
Aviv Raiz	66,663	16,672	$1.55	15,630		10,000
Todd Thompson	43,749	6,252	$1.74	5,210	2,500	27,500
Lior Samuelson	445,010	348,324	$2.23	208,324
All other executive officers as a group(2)	1,195,699	987,801	$1.95	856,233

(1)	For purposes of this table, In-the-Money Unvested Company Stock Options are options with an exercise price that is lower than the Offer Price.
(2)	Only 50% of the non-vested shares underlying the options vest upon a change of control. The remainder vests upon the earlier of an involuntary termination of such executive or the one year anniversary of the change of control.

Arrangements with WP XII BV, Warburg Pincus and their Affiliates

Purchase Agreement

On November 6, 2017, WP XII BV entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company, pursuant to which WP XII BV purchased 10,595,521 Cyren Shares, representing approximately 21.3% of the issued and outstanding Cyren Shares immediately following the consummation of the sale, at a price of $1.85 per Cyren Share. A summary of the material provisions of the Purchase Agreement is contained in the Offer to Purchase under the heading “Background to the Offer—Interests of Persons in the Offer” and is incorporated herein by reference.

The Purchase Agreement, among other things, provides WP XII BV with the right to designate two directors to the Company’s board of directors (the “Board”). On November 6, 2017, Cary J. Davis, a Managing Director at Warburg Pincus, and Brian Chang, a Principal at Warburg Pincus, were appointed to the Board until the Company’s next annual general meeting, which is currently scheduled to be held on December 28, 2017, where each of them will be proposed for election for service on the Board until Cyren’s next annual general meeting or until their successors are duly elected. In addition, the Board was increased to nine directors. The Purchase Agreement also provides that the director nominees proposed by the Board to Cyren’s shareholders at each shareholder meeting where there is a vote to elect directors will include the number of director nominees designated by WP XII BV that is proportional to WP XII BV’s ownership of Cyren equity (rounded down) and the Board will recommend to shareholders that such nominees be elected (the “WP Directors”). WP XII BV will have the designation rights described above for so long as it holds at least 10% of the issued and outstanding share capital of Cyren. So long as WP XII BV has the right to designate at least one director to the Board, the Board may not recommend to Cyren’s shareholders that the Board will have more than nine directors, without the prior consent of WP XII BV; provided that if WP XII BV has a right to designate more than two directors to the Board, the Board may recommend to Cyren’s shareholders, and at the request of WP XII BV to the extent reasonably necessary to effectuate its Board designation rights, that the Board be increased to ten directors. The Purchase Agreement further requires that at least one of WP XII BV’s director designees be a member of each committee of the Board to the extent requested by WP XII BV and permitted by applicable law and stock exchange rules for so long as WP XII BV has the designation rights set forth above.

Pursuant to the terms of the Purchase Agreement, the Company has undertaken to exercise commercially reasonable efforts to secure that each WP Director shall be entitled to: (i) be included in the Company’s directors and officers insurance policy; (ii) indemnification and exculpation from the Company pursuant to an indemnification agreement with the Company having the same terms and conditions as the remaining members of the Board, including, to the extent required, having such indemnification approved at the first shareholder meeting following the closing of the Private Transaction, by the requisite vote of the Company’s shareholders to the extent required; and (iii) remuneration and reimbursement of expenses on the same terms and conditions that the Company remunerates and reimburses its other non-executive members of the Board.

As a result of WP XII BV’s Board designation rights and its beneficial ownership of approximately 21.3% of the issued and outstanding Cyren Shares as provided above, WP XII BV may be deemed to exert influence over the Company. Further, the WP Directors might be deemed to have a conflict of interest as they are employees of Warburg Pincus.

In addition, pursuant to the Purchase Agreement, on November 7, 2017, Cyren reimbursed WP XII BV in an aggregate amount of $300,000, plus value-added tax, for costs and expenses incurred by WP XII BV in connection with the negotiation, execution, delivery and performance of the Purchase Agreement and the transactions contemplated therein, including, fees and expenses of WP XII BV’s counsel and accountants.

Also, pursuant to the Purchase Agreement, in the event Cyren breaches the non-solicitation covenant of the Purchase Agreement or the Board modifies its recommendation on the offer as a result of an “Intervening Event” (and solely in such case, as defined in the Purchase Agreement), and thereafter WP XII BV terminates the offer, Cyren would be required to reimburse WP XII BV’s expenses up to $2,000,000. This additional expense reimbursement would not be payable to WP XII BV if the Board modifies its recommendation on the Offer as a result of a Superior Proposal (as defined in the Purchase Agreement) received by Cyren.

The summary of the Purchase Agreement is not a complete description and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Registration Rights Agreement

On November 6, 2017, WP XII BV entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”). A summary of the material provisions of the Registration Rights Agreement is contained in the Offer to Purchase under the heading “Background to the Offer—Related Party Transactions” and is incorporated herein by reference.

The Registration Rights Agreement, among other things, provides three demand registrations, as well as piggyback and shelf-take down registration rights to WP XII BV. The demand registration rights may be exercised at any time from August 6, 2018, subject to certain customary blackout periods; provided that from August 6, 2018 through November 6, 2018, WP XII BV may sell no more than 20% of the outstanding Cyren Shares. In addition, on and following November 6, 2019, the Company shall, at the request of WP XII BV, prepare, file and cause a shelf registration statement to be declared effective. The Registration Rights Agreement also requires the Company to use reasonable best efforts to cooperate and assist WP XII BV with marketing the resale of Cyren Shares, including providing information reasonably requested by WP XII BV and providing it with reasonable access to the Company management.

The summary of the Registration Rights Agreement is not a complete description and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Warburg Pincus has invested, and in the future may, invest in other companies that operate in the same industry as, and may compete with, the Company.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

On November 5, 2017 the Audit Committee and the Board duly (i) determined that the Purchase Agreement and the Registration Rights Agreement are fair to, and in the best interest of the Company and its shareholders, and that they are in the best interests of the Company and its shareholders for the Company to enter into the Purchase Agreement and the Registration Rights Agreement; (ii) approved, declared advisable, adopted and authorized the execution, delivery and performance by the Company of the Purchase Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, including the Offer; and (iii) resolved based on, among other items, a fairness opinion received by the Board, and subject to the terms and conditions set forth in the Purchase Agreement, including the Offer being made at a price per share equal to at least the Tender Offer PPS (as defined in the Purchase Agreement), to recommend as of the date of the Offer that the shareholders of the Company accept the Offer and tender their Cyren Shares pursuant to the Offer subject to the terms set forth in the Purchase Agreement. On November 20, 2017, the Board, following review of the Offer to Purchase, recommended that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Board recommends that the Company’s shareholders accept the Offer and tender their Cyren Shares pursuant to the Offer.

Background of the Offer

As part of the Company’s long-term strategic planning process, the Board regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing shareholder value. These reviews have included consideration, from time to time, of potential opportunities to maximize shareholder value through investments in Cyren Shares by third parties, acquisitions and other financial and strategic alternatives.

On February 10, 2017, representatives from a New York based investment bank reached out to representatives of the WP XII Funds to discuss a potential transaction involving the Company. The parties agreed that representatives from Warburg Pincus should meet the Company’s management team to further discuss a potential transaction.

On February 15, 2017, Brian Chang, a Principal at Warburg Pincus, held an introductory meeting with Lior Samuelson, Lior Kohavi, and Mike Myshrall, the Chief Executive Officer, Chief Technology Officer and Chief Financial Officer of the Company, respectively, at the RSA Conference in San Francisco. The representatives of the Company discussed that the Board may pursue a broad-based process to explore potential interest from several private equity firms.

On February 24, 2017, Warburg Pincus and Cyren, Inc., a subsidiary of the Company, entered into a confidentiality agreement, pursuant to which the Company provided Warburg Pincus certain information concerning the Company for the purpose of Warburg Pincus’ evaluation of a possible transaction.

On April 28, 2017, Mr. Samuelson contacted Mr. Chang to notify him that the Board would no longer be pursuing a broad-based process, but wanted to explore if Warburg Pincus would be interested in making a direct investment in Cyren.

On May 10, 2017, Mr. Samuelson and Mr. Chang had a phone call to discuss a potential investment by Warburg Pincus in the Company.

On May 15, 2017, Cary J. Davis, a Managing Director at Warburg Pincus, Mr. Chang and Lauren Zletz, a Vice President at Warburg Pincus, met with Mr. Samuelson and Mr. Becker at Cyren’s offices in McLean, Virginia, to discuss the Company’s business.

On June 13, 2017, representatives of Warburg Pincus and its technical advisors, including Mr. Davis, Mr. Chang and Ms. Zletz, and representatives of the Company, including Mr. Samuelson, Mr. Kohavi, and John Becker, a member of the Board, met to discuss the Company’s business at the offices of Warburg Pincus in New York. The representatives of the Company provided a presentation to the representatives of Warburg Pincus regarding an overview of the Company’s business.

Beginning in June 2017 and continuing into November 2017, Mike Myshrall provided Warburg Pincus with certain of the Company’s financial information in response to information requests for due diligence and spoke with representatives of the Warburg Pincus team on the phone from time to time.

In June 2017, the Company engaged Greenberg Traurig P.A. (“GT”) and Yigal Arnon and Co. (“Yigal Arnon”) as its legal counsel in connection with the transaction.

On June 19, 2017, representatives of Warburg Pincus and its legal counsel held a telephone conference with representatives and advisors of the Company to discuss a potential investment by Warburg Pincus in the Company. Thereafter, and through November 2017, Warburg Pincus’ outside legal counsel held various discussions with Eric Spindel, the Company’s General Counsel, GT and Yigal Arnon, regarding the terms of the proposed investment.

On July 25 and 26, 2017, representatives of Warburg Pincus and representatives of the Company held diligence meetings. Following these meetings, Warburg Pincus began working with its third-party advisors, to conduct further due diligence on the Company.

On August 23, 2017, Warburg Pincus sent the Company a draft term sheet outlining the material terms and conditions of an investment in the Company.

On August 28, 2017, Mr. Davis and Mr. Chang met with Mr. Samuelson and Todd Thomson, a member of the Board, at the offices of Warburg Pincus in New York to negotiate the term sheet.

On September 10, 2017, Warburg Pincus submitted a revised term sheet to the Company outlining the material terms and conditions of an investment in the Company. The term sheet provided that, among other things, the WP XII Funds would invest approximately $20 million in the Company in a private placement at a share price of $1.85 per share, followed by a special tender offer to acquire the Company’s shares in the secondary market at $2.50 per share.

On September 13, Mr. Samuelson notified Warburg Pincus that the Board gave approval to continue negotiations with Warburg Pincus with respect to the proposed investment.

From September 13, 2017 until November 6, 2017, representatives of Warburg Pincus and the Company and their respective advisors negotiated the Purchase Agreement and related documentation related to the proposed investment.

On September 27, 2017 the Company engaged GSE Financial Advisory Services, Ltd. (“GSE”) to provide a fairness opinion. GSE delivered a written opinion to the Board dated November 5, 2017, to the effect that, as of such date and based upon and subject to the various assumptions made, matters considered, and limitations described in its opinion, the Offer Price to be received by the holders of Cyren Shares as part of the Offer was fair, from a financial point of view, to such holders. GSE was also asked to provide a separate opinion with respect to the Private Transaction.

Following thorough review, on November 5, 2017 the Audit Committee and the Board duly (i) determined that the Purchase Agreement and the Registration Rights Agreement are fair to, and in the best interests of the Company and its shareholders, and that it is in the best interests of the Company and its shareholders for the Company to enter into the Purchase Agreement and the Registration Rights Agreement; (ii) approved, declared advisable, adopted and authorized the execution, delivery and performance by the Company of the Purchase Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, including the Offer; and (iii) resolved based on, among other items, the GSE fairness opinion received by the Board, to recommend that the shareholders of the Company accept the Offer and tender their Cyren Shares pursuant to the Offer, subject to the terms of the Purchase Agreement.

On November 6, 2017, the Company entered into the Purchase Agreement and the Registration Rights Agreement with WP XII BV and WP XII BV purchased 10,595,521 newly-issued Cyren Shares, representing approximately 21.3% of the issued and outstanding shares of the Company immediately following the consummation of the sale, in a private placement exempt from the registration requirements under the Securities Act. On November 6, 2017, WP XII BV’s director nominees, Mr. Davis and Mr. Chang, were appointed to the Board and the Board was increased to nine directors.

Between November 6, 2017 and November 20, 2017, Warburg Pincus and its advisors provided drafts of the documentation related to the Offer to representatives of the Company and its advisors.

On November 20, 2017, WP XII BV commenced the Offer.

On November 20, 2017, the Board, following review of the terms of the Offer to Purchase, recommended that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

Reasons for Recommendation

In evaluating the Purchase Agreement and the transactions that it contemplates, including the Offer, the Board consulted with the Company’s senior management, as well as the Company’s legal advisors, and carefully considered the following reasons, among others and not necessarily in order of relative importance:

•	the businesses, operations, earnings, financial condition, intrinsic value, and competitive position of the Company on both a historical and prospective basis and the prospects and strategic direction of the Company;

•	the Board’s belief that with the significant infusion of cash provided by WP XII BV pursuant to the Purchase Agreement, the Company will be better able to increase investment in sales and marketing and implement the productivity improvement initiatives that it believes are key to its ability to deliver profitable growth over the long-term, including the development of new products and new features to enhance its existing services and products, improve its operating infrastructure or acquire complementary businesses and technologies, and that the sale of Cyren Shares to WP XII BV has been structured in a manner to provide the Company such funds to permit it to implement these initiatives which the Board anticipates will improve both the Company’s short-term and long-term business prospects;

•

the financial terms of the Offer, including the fact that the consideration of $2.50 per Cyren Share (NIS 8.82 per Cyren Share based on an exchange rate of NIS 3.53 per United States dollar as of November 2, 2017) represented a 42.9% and 45.6% premium, respectively, to the closing price of the Cyren Shares on the Nasdaq Capital Market (“Nasdaq”) on November 3, 2017 and the Tel Aviv Stock Exchange Ltd. (the “TASE”) on November 2, 2017, the last trading day prior to the announcement of the entry into the Purchase Agreement, and (based on Bloomberg data) a 26.9% and 21.8% premium to the average of the closing price of the Cyren Shares on Nasdaq and the TASE, respectively, during the twelve-month period immediately preceding November 3, 2017;

•	the terms and conditions of the Offer and the likelihood that the conditions to the Offer will be satisfied, including (i) the ability of WP XII BV to fund the Offer Price with cash; (ii) the fact that WP XII BV’s obligation to purchase Cyren Shares in the Offer is subject to a limited number of specific conditions, which conditions do not include the obtainment of financing; (iii) the fact there are no foreseeable regulatory impediments to the consummation of the Offer and that WP XII BV has committed to use its reasonable best efforts to obtain regulatory clearances; and (iv) the fact that the Offer is not subject to the conditionality and execution risk of any required approval by the Company’s shareholders;

•	the fact that the sale of Cyren Shares to WP XII BV pursuant to the Purchase Agreement contemplated the Offer, which allows existing shareholders of the Company to receive liquidity for a portion of their shares, while also retaining an interest in a Company that has more capital to pursue its long term strategies to generate returns for its investors;

•	the fact that Israeli law requires that at the completion of the Initial Offer Period (a) Cyren Shares representing at least 5.0% of the issued and outstanding Cyren Shares and voting power of the Company on the Initial Completion Date are validly tendered and not properly withdrawn and (b) the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection; provided that Cyren Shares tendered by WP XII BV, the controlling shareholder in WP XII BV or any shareholder that has personal interest in the acceptance of the Offer (or anyone acting on their behalf including their relatives or persons or entities under their control) shall not be considered for purposes determining whether the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection;

•	the fact the Cyren Shares will continue to trade on Nasdaq and the TASE following completion of the Offer;

•	the fact that WP XII BV represented to the Company that it has no present intention to engage during the 12-month period following the closing of the Offer in any transaction or series of transactions described in paragraph (a)(3)(i) of SEC Rule 13e-3 which has either a reasonable likelihood or a purpose of (i) causing any class of equity securities of the Company which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 of the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or (ii) causing any class of equity securities of the Company which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association;

•	the opinion, dated November 5, 2017, of GSE delivered to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $2.50 per share cash consideration to be received by holders of Cyren Shares that tender their shares in the Offer, which opinion was based on and subject to the various assumptions made, matters considered and limitations on the review undertaken by GSE, each as more fully described under the section entitled “ —Opinion of Financial Consulting Firm” below. The Board was aware that GSE became entitled to its fees in connection with its engagement and upon rendering of its opinion as more fully described under Item 5 below; the Board has also received a separate opinion from GSE with respect to the Private Transaction;

•	the Board considered possible alternatives to the acquisition of Cyren Shares by WP XII BV, including strategic transactions with cyber-security companies, alternate private placements and a public offering, the potential benefits to the Company’s shareholders of these alternatives and the timing and likelihood of effecting such alternatives, and the Board’s assessment was that none of these alternatives was reasonably likely to create greater value for the Company’s shareholders, taking into account potential execution risks as well as business, competitive, industry and market risks. In particular, the Board considered:

•	potential dilution to shareholders;

•	time to completion;

•	likelihood of consummating a transaction;

•	market reputation of Bidder; and

•	premium realized above market price.

•	the fact that the Purchase Agreement triggered the anti-dilution provisions under the Company’s existing convertible note, according to which the conversion price of the convertible note (which was $2.50 per Cyren Share) was adjusted pursuant to the anti-dilution provisions of the convertible note to $1.85 and the total amount of the Cyren Shares issuable under the convertible note was increased from 2,520,000 to 3,405,405;

•	the fact that following the successful consummation of the Offer, if 31,265,358 or more Cyren Shares are validly tendered and not withdrawn in the Offer before the completion of the Initial Offer Period, WP XII BV will own 41,860,879 Cyren Shares, representing approximately 79% of the issued and outstanding Cyren Shares and of the voting power of the Company as of October 31, 2017, as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued to WP XII BV in the Private Transaction and 3,405,405 Cyren Shares issuable upon conversion of Cyren’s convertible notes, representing approximately 75% of the issued and outstanding Cyren Shares and of the voting power of Cyren as of October 31, 2017 on a partially diluted basis, as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued in connection with the Private Transaction, the exercise of outstanding “in-the-money” options and the issuance of 3,405,405 Cyren Shares issuable upon conversion of Cyren’s convertible notes and representing approximately 68% of the issued and outstanding Cyren Shares and of the voting power of the Company (as of October 31, 2017, as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued to WP XII BV in the Private Transaction, 3,405,405 Cyren Shares issuable upon conversion of the Company’s convertible notes, 6,650,042 Cyren Shares issuable upon exercise of outstanding stock options and 1,670,128 Cyren Shares issuable upon exercise of outstanding warrants as of October 31, 2017);

•

the fact that, if the Offer is successful, WP XII BV may choose not to exercise its rights as the Company’s controlling shareholder in a manner consistent with the Company’s existing shareholders, that by virtue of its ownership of the Cyren Shares and the existence of its Board designees, WP XII BV will be in a position to influence the Company’s actions for its own benefit, and that such ownership may decrease the likelihood that the Company’s existing shareholders will obtain an acquisition premium on their Cyren Shares in connection with another transaction. These factors were counterbalanced by the unique provisions of Israeli law which require that at the completion of the Initial Offer Period (a) Cyren Shares representing at least 5.0% of the issued and outstanding Cyren Shares and voting power of the Company on the Initial Completion Date are validly tendered and not properly withdrawn and (b) the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection (provided that Cyren Shares tendered by WP XII BV, the controlling shareholder in WP XII BV or any shareholder that has personal interest in the acceptance of the Offer (or anyone acting on their behalf including their relatives or persons or entities under their control) shall not be considered for purposes determining whether the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection), the requirements for conducting a special tender offer to increase holdings over the 45% threshold, as well as the special protections afforded by Israeli law to minority shareholders in the form of requiring a disinterested shareholder approval for a range of transactions. In addition, the Board considered the fact that affiliation with Warburg Pincus, a leading global private equity firm with a broad based portfolio, may offer Cyren commercial or transactional opportunities not currently available to it, which could increase shareholder value in the future; and

•	the fact that pursuant to the Registration Rights Agreement, the Company has granted certain registration rights to WP XII BV that provide it the ability to register for resale, from time to time and in accordance with the terms of the Registration Rights Agreement, all Cyren Shares owned by WP XII BV, subject to certain exceptions and that sales of a substantial number of Cyren Shares in the public market or the perception that these sales might occur could depress the market price of the Cyren Shares and could have a material adverse effect on the trading price of the Cyren Shares. This fact was counterbalanced by the additional fact that the granting of registration rights is commercially customary in many investment transactions, and, given WP XII BV’s position as a major shareholder, they would be incentivized not to take actions likely to depress the market price of the Cyren Shares it holds.

The above discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is not exhaustive, but addresses the material information, reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer.

Opinion of Financial Consulting Firm

GSE was retained to evaluate the fairness, from a financial point of view, to holders of Cyren Shares of the Offer Price to be received by such holders as part of the Offer. On November 5, 2017 GSE delivered to the Board a written opinion, dated November 5, 2017, to the effect that, as of that date and based on and subject to various assumptions made, matters considered, and limitations described in its opinion, the Offer Price to be received by holders of Cyren Shares as part of the Offer was fair, from a financial point of view, to such holders.

The full text of GSE’s opinion describes the assumptions made, matters considered, and limitations on the review undertaken by GSE. GSE’s opinion is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein. GSE’s opinion was provided for the benefit of the Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Offer Price to be received by holders of Cyren Shares as part of the Offer, and does not address any other aspect of the transactions contemplated by the Purchase Agreement. GSE’s opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available to the Company. GSE’s opinion does not constitute legal advice or a legal opinion, and/or a recommendation to any shareholder of the Company as to whether such shareholder should tender their Cyren Shares in connection with the Offer or how such shareholder should vote or act with respect to the transactions contemplated by the Purchase Agreement, nor does GSE intend to determine the Company’s value for a specific investor. The following summary of GSE’s opinion is qualified in its entirety by reference to the full text of GSE’s opinion.

In arriving at its opinion, GSE, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed certain internal financial information and other data relating to the business, including financial forecasts and estimates prepared by the management of the Company that the Board directed GSE to utilize for purposes of its analysis;

•	conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company;

•	analyzed a discounted cash flow analysis provided to GSE by the Company and applied an appropriate discount rate (WACC) in order to evaluate the Company;

•	reviewed publicly available financial and stock market data GSE believed to be generally relevant; and

•	reviewed current and historical market prices of the Cyren Shares.

In connection with its review, with the consent and direction of the Board, GSE assumed and relied upon, without any independent verification, the accuracy and completeness in any and all material respects of the information provided to or reviewed by GSE for the purpose of its opinion and advised that any change, inaccuracy, error or omission in the above mentioned information, assessments and forecasts, provided to it may effect its opinion. In addition, with the consent of the Board, GSE did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and GSE was not furnished with any such evaluation or appraisal. GSE’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to it as of, the date of its opinion.

At the direction of the Board, GSE was not asked to, and it did not, offer any opinion as to the terms, other than the Offer Price. GSE expressed no opinion as to the price at which the Cyren Shares will trade at any time. In rendering its opinion, GSE assumed, with the consent of the Board, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any material adverse effect on the Company. The issuance of GSE’s opinion was approved by an authorized committee of GSE.

GSE’s opinion is based in part on forward-looking statements with respect to the Company and its financial situation. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, changes in general economic conditions, failure to forecast the market trends and specific risks associated with the nature of target markets and unanticipated events or circumstances. Changes in economic conditions and market trends could significantly affect GSE’s opinion.

In connection with rendering its opinion to the Board, GSE performed a variety of financial and comparative analyses. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The Offer Price to be received by holders of Cyren Shares in the Offer was determined through negotiation between the Board and the board of directors of WP XII BV and the decision by the Company to enter into the Purchase Agreement was solely that of the Board. GSE’s opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Board with respect to the Offer or the consideration to be received by the holders of Cyren Shares in the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Cyren Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Board engaged GSE to provide an opinion as to the fairness, from a financial point of view, to the holders of Cyren Shares of the Offer Price to be received by such holders as part of the Offer. Pursuant to the terms of the

GSE engagement, the Company agreed to pay GSE a set cash opinion fee that was payable to GSE as follows: 50% upon signing of the engagement letter and 50% upon delivery of GSE’s opinion. The fee was not dependent on the results of the fairness opinion or on the closing of the Offer. In addition, the Company agreed to indemnify GSE and related parties against certain liabilities relating to, or arising out of, its engagement.

Except as described in this Schedule 14D-9, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information included in Item 3 is incorporated herein by reference.

During the past sixty (60) days, no transactions in Cyren Shares, other than those listed in Item 3, have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto), as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Pursuant to the Purchase Agreement, the Company has agreed that from the date of the Purchase Agreement to the earlier of (i) the expiration or termination of the Offer, (ii) 30 days after the commencement of the Offer, or (iii) the date, if any, on which the Purchase Agreement is terminated, it will not, among other matters, solicit alternative acquisition proposals. In addition, the Company has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal.

ITEM 8.	ADDITIONAL INFORMATION.

Israeli Companies Law

As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law, 1999-5759 (the “Companies Law”). Under Israeli law, a purchase of shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements if, among other things, as a result of the purchase, the purchaser would own or would be deemed to beneficially own more than 25.0% of the aggregate voting power of the company and no other person owns at least 25.0% of the aggregate voting power of the company, or the purchaser would own or would be deemed to beneficially own more than 45.0% of the issued and outstanding shares of the company and no other person owns at least 45.0% of the voting power of the company.

As of November 6, 2017, WP XII BV beneficially held 10,595,521 Cyren Shares, representing approximately 21.3% of the issued and outstanding Cyren Shares, and no other shareholder held more than 25.0% of the voting power of the Company. Accordingly, in order for WP XII BV to purchase additional Cyren Shares that would increase its voting power in the Company to more than 25.0% or 45.0%, as applicable, it is required to conduct the Offer as a special tender offer meeting the requirements of Israeli law. In addition, the Offer must be made to all shareholders of the Company and Cyren Shares representing at least 5.0% of the issued and outstanding Cyren Shares and voting power of Cyren (2,491,921 Cyren Shares as of October 31, 2017 as adjusted to give effect to the issuance of 10,595,521 Cyren Shares issued to WP XII BV in the Private Transaction) must be validly tendered and not properly withdrawn prior to the completion of the Initial Offer Period. Moreover, according to

Section 334 of the Companies Law, for a period of one year following the consummation of a special tender offer, none of the Bidder in such special tender offer, a person who controlled the Bidder during such special tender offer or any entity under their control, may affect another tender offer with respect to shares of the subject company or a merger with the subject company. As such, if the special tender offer is consummated, WP XII BV will be prohibited from conducting an additional tender offer for Cyren Shares or from merging with the Company until December 24, 2018 or such later date which is the one year anniversary of the consummation of the Offer if the Offer is extended.

Rights of Shareholders in the Offer

The shareholders will have no appraisal or similar rights with respect to the Offer. Under Section 331 of the Companies Law, a shareholder may respond to the Offer by accepting it or notifying WP XII BV of his, her or its objection to the Offer. Alternatively, a shareholder may simply not respond to the Offer and not tender his, her or its Cyren Shares. It is a condition to the Offer that, at the completion of the Initial Offer Period, the aggregate number of Cyren Shares validly tendered pursuant to the Offer and not properly withdrawn is greater than the aggregate number of Cyren Shares represented by notices of objection. As required by Section 331(c) of the Companies Law, in making this calculation, Cyren Shares held by WP XII BV, as well as by anyone who has a personal interest in the acceptance of the Offer, or anyone on their behalf including their relatives (as defined in Section 1 of the Companies Law) or companies under their control, are excluded.

In addition, as set forth in the Offer to Purchase, shareholders who submitted notices of objection with respect to the Offer will be entitled to tender their Cyren Shares pursuant to the Offer during the Additional Offer Period period commencing at the completion of the Initial Offer Period. During this Additional Offer period, shareholders who have tendered their Cyren Shares pursuant to the Offer will have no withdrawal rights.

Cautionary Note Regarding Forward-Looking Statements

This Statement may contain “forward-looking statements,” including projections about the Company’s business. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. Forward-looking statements include statements regarding prospective performance and opportunities and the outlook of the Company’s business, performance and opportunities; the expected timing of the completion of the Offer; the ability to complete the Offer considering the various closing conditions; and any assumptions underlying any of the foregoing. These statements are based on information available at the time of this Statement and the Company assumes no obligation to update any of them.

The statements in this Statement are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market; uncertainties as to how many of the Company’s shareholders will tender their Cyren Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer may not be satisfied or waived; the possibility that the Offer may not be timely completed, if at all; the possibility that, prior to the completion of the Offer, if at all, the Company’s business may experience significant disruptions due to transactions-related uncertainty; the advance in technological developments; the increase in products offered by competitors; the availability of qualified staff; and the presence of technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, the reports on Form 6-K and the Tender Offer Statement on Schedule TO and other tender offer documents filed by WP XII BV. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

ITEM 9.	EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase for Cash, dated November 20, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(E)	Internal Revenue Service Form W-9 (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(F)	Notice of Objection (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(1)(H)	Summary Advertisement as published on November 20, 2017 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(5)(A)	Opinion of GSE Financial Advisory Services, Ltd., dated November 5, 2017 (attached hereto as Annex I).

(a)(5)(B)	Press Release, dated November 6, 2017 issued by Cyren Ltd. (filed with the SEC under cover of Schedule 14D-9C on November 7, 2017 and incorporated herein by reference).

(a)(5)(C)	Press Release, dated November 20, 2017 issued by the Bidder (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(a)(5)(D)	Excerpted remarks from a telephonic conference on November 13, 2017 (filed with the SEC under cover of Schedule 14D9-C on November 13, 2017 and incorporated herein by reference).

(e)(1)	Items 6.B., 6.E., 7.A., and 7.B. of the Company’s Form 20-F for the year ended December 31, 2016 (incorporated herein by reference to the Form 20-F filed with the SEC on April 27, 2017).

(e)(2)	Securities Purchase Agreement, dated November 6, 2017, by and between Cyren Ltd. and WP XII Investments B.V. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(e)(3)	Registration Rights Agreement, dated November 6, 2017 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of WP XII BV filed with the SEC on November 20, 2017).

(e)(4)	Amended and Restated Cyren Ltd. 1999 Non-Employee Stock Option Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S–8 filed with the SEC on March 9, 2007).

(e)(5)	Extension of Amended and Restated Cyren Ltd. 1999 Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 4.5 to Annual Report on form 20-F for the year ended December 31, 2008).

(e)(6)	Cyren Ltd. Amended and Restated Israeli Share Option Plan (incorporated herein by reference to Exhibit 99.3 to Registration Statement on Form S–8 filed with the SEC on March 9, 2007).

(e)(7)	2016 Non-Employee Director Equity Incentive Plan (incorporated herein by reference to Exhibit A of Exhibit 99.1 to the Company’s Form 6-K furnished with the SEC on November 17, 2016).

NO.	DESCRIPTION

(e)(8)	2016 Equity Incentive Plan (incorporated herein by reference to Exhibit B of Exhibit 99.1 to the Company’s Form 6-K furnished with the SEC on November 17, 2016).

(e)(9)	Cyren Ltd. 2006 U.S. Stock Option Plan (incorporated by reference to Exhibit 99.4 to Registration Statement on Form S–8 filed with the SEC on March 9, 2007).

(e)(10)	Memorandum of Association of Cyren Ltd. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to Registration Statement on Form F–1 of Cyren Ltd., File No. 333–78531 filed with the SEC on June 3, 1999).

(e)(11)	Amended and Restated Articles of Association of Cyren Ltd. (incorporated herein by reference to Exhibit 1.1 to the Form 20-F filed with the SEC on April 27, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 20, 2017	Cyren Ltd.

	By:	/s/ J. Michael Myshrall
	Name:	J. Michael Myshrall
	Title:	Chief Financial Officer

ANNEX I

November 5, 2017

To:

Board of Directors of Cyren Ltd.

1 Sapir Rd. 5th Floor, Beit Ampa

Herzliya, 46140

RE: Fairness Opinion

Dear Members of the Board:

We understand that an affiliate of Warburg Pincus LLC (“WP”) intends to initiate a tender offer (the “Tender Offer”) in order to acquire up to 31,265,358 ordinary shares, par value ILS 0.15 per share (the “Company Shares”), of Cyren Ltd. (the “Company) at a price per Company Shares of $2.50 (the “Offer Price”), net to the seller thereof in cash. If all such shares are tendered, WP would hold 75% of the outstanding Company Shares on a partially diluted basis following the closing of the Tender Offer.

The terms and conditions of the Tender Offer will be more fully set forth in their publicly filed tender offer documents but will not contain any financing condition.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Shares of the Offer Price to be received by such holders in the Tender Offer.

We are a leading financial consulting and investment banking firm based in Israel. We have extensive experience valuing large corporations accumulated over more than twenty-five years in business. We operate in three segments, through independent business divisions: economic consulting; investment banking and underwriting; analytical research and corporate governance. We hereby confirm that we are not dependent on the Company and/or any of its subsidiaries, except that we received fees for this fairness opinion. In addition, we hereby confirm that our fees are not dependent on the results of this fairness opinion or the closing of the transaction.

Our opinion does not address the relative merits of the Tender Offer as compared to other business strategies or transactions that might be available with respect to the Company. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their Company Shares in connection with the Tender Offer or how such shareholder should vote or act with respect to the Transaction, nor do we intend to determine the company’s value for a specific investor. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price. We express no opinion as to the price at which Company Shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Tender Offer will be obtained without any material adverse effect on the Company.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data

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relating to the business including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) analyzed a discounted cash flow analysis provided to us by the Company and applied an appropriate discount rate (WACC) in order to evaluate the company; (v) reviewed publicly available financial and stock market data we believe to be generally relevant; (vi) reviewed current and historical market prices of the Company Shares. Any change, inaccuracy, error or omission in the above-mentioned information, assessments and forecasts, provided to us, may affect the outcome and consequently, our opinion.

In connection with our review of the information and materials that were provided to us, with your consent and direction, we have assumed and relied upon, without any independent verification, the accuracy and completeness in any and all material respects of all the information provided to or reviewed by us, for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of the date hereof.

Our opinion is based in part on forward-looking statements with respect to the company and its financial situation. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, changes in general economic conditions, failure to forecast the market trends and specific risks associated with the nature of target markets and unanticipated events or circumstances. Changes in economic conditions and market trends could significantly affect our opinion.

Our opinion shall not constitute legal advice or a legal opinion, and/or an investment recommendation.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by holders of Company Shares as part of the Tender Offer is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Offer Price.

Respectfully,

GSE Financial Advisory Services, Ltd.

/s/ GSE Financial Advisory Services, Ltd.

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